Exhibit 99.1

Execution version

TRANSACTION FRAMEWORK AGREEMENT

DATED 16 JUNE 2024

BETWEEN

ALLEGO N.V.

AND

MADELEINE CHARGING B.V.

AND

MERIDIAM FUND IV,

represented by its management company MERIDIAM S.A.S.

***

Allen Overy Shearman Sterling LLP

THIS TRANSACTION FRAMEWORK AGREEMENT (this TFA) is entered into on 16 June 2024,

BY AND BETWEEN:

(1)

ALLEGO N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat in Arnhem, the Netherlands, and its office address at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82985537 (the Company);

(2)

MADELEINE CHARGING B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 71768068 (the Offeror); and

(3)

MERIDIAM SUSTAINABLE INFRASTRUCTURE EUROPE IV SLP, a limited partnership (société de libre partenariat) incorporated under the laws of France, with its registered office located at 4 place de l’Opéra 75002 Paris, France, registered with the Paris Trade and Companies Register under number 894856889 (Meridiam Fund IV), represented by its management company MERIDIAM S.A.S., a simplified stock company (société par actions simplifiée) incorporated under the laws of France, with its registered office located at 4 place de l’Opéra 75002 Paris, France, registered with the Paris Trade and Companies Register under number 483579389 (Meridiam), acting in its capacity as fund manager of Meridiam Fund IV.

The Company, the Offeror and Meridiam Fund IV are hereinafter also individually referred to as a Party and collectively as the Parties.

WHEREAS:

(A)	The Ordinary Shares are listed on the New York Stock Exchange (the NYSE), under ticker symbol ALLG.

(B)

As of the date of this TFA, the authorised share capital (maatschappelijk kapitaal) of the Company amounts to EUR 108,000,000.00 divided into 900,000,000 Ordinary Shares. As of the date of this TFA, the total issued share capital (geplaatst kapitaal) of the Company amounts to EUR 32,521,294.80, consisting of 271,010,790 Ordinary Shares that are all listed on the NYSE. As of the date of this TFA, the Company does not hold any Ordinary Shares.

(C)	As of the date of this TFA, the Offeror, together with its Affiliates, holds 197,837,067 Ordinary Shares, which equals approximately 73.0% of the Company’s total issued share capital.

(D)	On 27 May 2024, the Company and the Offeror entered into a non-disclosure agreement with respect to the Transaction (the NDA).

(E)

The Company has granted the Offeror and its advisers access to a virtual data room, which contained documents and information pertaining to the historical commercial, operational, financial, treasury and legal aspects of the Company and its businesses (the Due Diligence Information).

(F)

The Board has determined that Christian Vollmann, Patrick Sullivan and Ronald Stroman are independent and disinterested members of the Board with respect to the Transaction (the Disinterested Directors, which definition shall include any successor Independent Director appointed in accordance with Clause 8.1, as applicable) and have been appointed to constitute the Company’s transaction committee with respect to the Transaction. In light of the conflict-of-interest rules within the meaning of section 2:129, subsection 6, of the Dutch Civil Code (DCC), the following individuals have not participated in the deliberations and decision-making of the Board with respect to the Transaction: Jane Garvey, Matthieu Muzumdar, Thierry Deau, Julia Prescot, Mathieu Bonnet and Thomas Maier.

(G)

Taking into account, among others, the strategic considerations set forth in the Joint Announcement, (I) the Offeror intends to make a tender offer (such offer, as it may be amended from time to time as permitted by this TFA, the Offer) to purchase all the Ordinary Shares that are not already held, directly or indirectly, by the Offeror or its Affiliates (such shares, the Shares), for a cash payment of USD 1.70 per Share, without interest, in order to provide the Allego Shareholders with an exit opportunity; (II) the Company intends to voluntarily delist all the Ordinary Shares as soon as possible following the Closing Date (the Delisting) and subsequently deregister all the Ordinary Shares in accordance with Section 12(b) under the Exchange Act (the Deregistration); and (III) Meridiam Fund IV intends to make the Faolan Contribution promptly following the execution of this TFA and to underwrite a capital contribution to the Company by making the Meridiam Contribution following the Delisting. Collectively, these actions — the Offer, the Delisting, the Deregistration, the Faolan Contribution and the Meridiam Contribution — are referred to as the Transaction.

(H)

With due observance of their fiduciary duties and after due and careful consideration, the Disinterested Directors have: (I) determined that, on the terms and subject to the conditions set forth in this TFA, the Transaction is in the best interests of the Company and its business and promotes the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Allego Shareholders); (II) approved the execution of this TFA by the Company and the performance by the Company of its obligations under this TFA; and (III) resolved that the Company shall pursue the Transaction on the terms of and subject to the provisions of this TFA. The consultation procedure with the Works Council in connection with the Meridiam Contribution pursuant to the Dutch Works Councils Act shall be initiated as soon as practicable after the execution of this TFA.

(I)

With due observance of their fiduciary duties and after due and careful consideration, the board of directors of the Offeror has: (I) determined that, on the terms and subject to the conditions set forth in this TFA, the Transaction is in the best interests of the Offeror and its business and promotes the sustainable success and the sustainable long-term value creation of the Offeror’s business, having taken into account the interests of its stakeholders; (II) approved the execution of this TFA and the performance by the Offeror of its obligations under this TFA; and (III) resolved that the Offeror shall pursue the Transaction on the terms of and subject to the provisions of this TFA.

(J)

With due observance of its fiduciary duties and after due and careful consideration, Meridiam, in its capacity as fund manager of Meridiam Fund IV, has (I) determined that, on the terms and subject to the conditions set forth in this TFA, the Meridiam Contribution is in the best interests of Meridiam Fund IV and its business; (II) approved the execution of this TFA and the performance by Meridiam Fund IV of its obligations under this TFA; and (III) resolved that Meridiam Fund IV shall pursue the Faolan Contribution and the Meridiam Contribution on the terms of and subject to the provisions of this TFA.

(K)	The terms and conditions and the mutual understanding of the Parties with respect to the Transaction are set out in this TFA.

THE PARTIES HEREBY AGREE as follows:

1.	INTERPRETATION

(a)

Except as defined elsewhere in this TFA, capitalised words and expressions used in this TFA, including those used in the preambles to this TFA, shall have the meanings ascribed to such words and expressions in Schedule 3.

(b)	The Schedules are part of this TFA and shall have the same force and effect as if set out in the body of this TFA and any reference to this TFA shall include the Schedules.

(c)	This TFA shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

(d)	The headings in this TFA are inserted for convenience only and shall not affect its interpretation.

2.	THE TRANSACTION

Taking into account, among others, the strategic considerations set forth in the Joint Announcement, and on the terms and subject to the conditions set forth in this TFA:

(a)	promptly following the execution of this TFA, Meridiam Fund IV shall, pursuant to the terms and conditions set forth in this TFA, make the Faolan Contribution as further set forth in Clause 5.1;

(b)	the Offeror shall, pursuant to the terms and conditions set forth in this TFA, commence the Offer as further set forth in Clause 3;

(c)	as soon as possible after the Closing Date, the Company shall, pursuant to the terms and conditions set forth in this TFA, effect the Delisting as further set forth in Clause 4.1; and

(d)	following the Delisting, the Parties shall, pursuant to the terms and conditions set forth in this TFA, consummate the Meridiam Contribution as further set forth in Clauses 5.2 and 5.3.

3.	THE OFFER

3.1	The Offer

(a)

On the terms and subject to the conditions set forth in this TFA, the Offeror shall effect the Offer. The Offeror agrees with the Company that the price payable by the Offeror for the Shares validly tendered in and not properly withdrawn under the Offer (the Tendered Shares) shall be USD 1.70 per Tendered Share, in cash, without interest (such amount or any other amount per Tendered Share to be paid pursuant to the Offer in accordance with this TFA, the Offer Consideration). The Offer Consideration shall be paid net of any applicable withholding Taxes in accordance with Clause 3.5(b).

(b)

The value of the Offer Consideration is on the basis that no dividend or other distribution, whether in cash or assets (other than any dividend or other distribution within the scope of Clause 3.1(d)), by the Company to the holders of Ordinary Shares is declared, made or paid between the date of this TFA and the Closing Date. In the event that the Company, without the prior written consent of the Offeror, declares, makes or pays such a dividend or other distribution after the date of this TFA and with a record date for entitlement to payment thereof on or before the Closing Date, the Offeror may reduce the Offer Consideration accordingly.

(c)

The Offeror expressly reserves the right at any time to, in its sole discretion, waive, in whole or in part, any of the Offer Conditions and to make any change in the terms of or conditions to the Offer not inconsistent with this TFA; provided that, without the prior written consent of the Company, the Offeror shall not:

(i)	decrease the Offer Consideration, except as otherwise expressly permitted by Clauses 3.1(b) and 3.1(d);

(ii)	change the form of the Offer Consideration;

(iii)	decrease the number of Ordinary Shares sought under the Offer;

(iv)	impose additional conditions to the Offer;

(v)	amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse, or reasonably expected to be adverse, to any Allego Shareholder; or

(vi)	terminate the Offer or accelerate, extend or otherwise change the Expiration Time, in each case, except as provided in Clause 3.4.

(d)

In the event that, during the period between the date of this TFA and the Expiration Time, the number of outstanding Ordinary Shares is changed into a different number of Ordinary Shares as a result of a conversion, stock split, including a reverse stock split, stock dividend or distribution, or other similar transaction, then the Offer Consideration shall be equitably adjusted, without duplication, to reflect such change; provided, that, in any case, nothing in this Clause 3.1(d) shall be construed to permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this TFA. For the avoidance of doubt, any adjustment pursuant to this Clause 3.1(d) will not result in any increase or decrease to the aggregate Offer Consideration payable to the Allego Shareholders taken as a whole.

3.2	Offer Conditions

(a)

Subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to the Offeror’s obligation to pay for or return Tendered Shares promptly after the termination or withdrawal of the Offer), the Offeror shall not be obligated to accept for payment, and pay for, any Tendered Shares unless, as of immediately prior to the applicable Expiration Time, all of the Offer Conditions set forth in Schedule 1 have been satisfied or waived (to the extent that such waiver is permitted by applicable Laws).

(b)

The Offer Conditions are for the sole benefit of the Offeror and may be waived (either in whole or in part) by the Offeror at any time, in its sole discretion, by written notice to the Company, except to the extent that such waiver is not permitted by applicable Laws. The Offer Conditions shall be in addition to, and not a limitation of, the rights and obligations of the Offeror and the Company (to the extent applicable) to extend, terminate, amend or modify the Offer in accordance with the terms and conditions of this TFA and applicable Laws. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be waived at any time. In addition, each of the Offer Conditions is independent of any of the other Offer Conditions and the exclusion of any event from a particular Offer Condition does not mean that such event may not be included in another Offer Condition.

3.3	Commencement of the Offer

Provided that this TFA shall not have been terminated pursuant to Clause 18, as promptly as practicable after the date of this TFA, but in no event later than 15 Business Days following the date of this TFA (subject to the Company having timely provided any information required to be provided by it pursuant to Clauses 3.6(c) and 3.7(a)), the Offeror shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer. The date on which the Offeror so commences the Offer is referred to as the Offer Commencement Date.

3.4	Expiration, Extension and Termination of Offer

(a)

Unless extended as provided in this TFA, the Offer shall expire at one minute after 11:59 p.m. (New York City time) on the date that is 20 Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the Offer Commencement Date (such time for the expiration of the Offer, as may be extended in accordance with the terms of this TFA, the Expiration Time).

(b)

Subject to the provisions of Clause 18, if any of the Offer Conditions is not satisfied or waived (to the extent that such waiver is permitted by applicable Laws) at the Expiration Time, the Offeror may extend the Offer for one or more consecutive increments of not more than ten Business Days per extension (with each such period to end at one minute after 11:59 p.m. (New York City time) on the last Business Day of such period) (or such other duration as may be agreed in writing by the Parties) until all of the Offer Conditions have been satisfied or waived (to the extent that such waiver is permitted by applicable Laws); provided that:

(i)	the Offeror shall extend the Offer in accordance with Clause 3.4(c); and

(ii)	the Offeror shall not be required to extend the Offer to a date later than the Long Stop Date.

(c)

The Offeror shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof (including in connection with the SEC’s continuing review of the Offeror Filing, including the Schedule 13E-3 or the Schedule 14D-9) or the NYSE, applicable to the Offer or as may be required by any other Governmental Entity; provided that the Offer shall not be extended pursuant to this Clause 3.4 to a date that is later than the Long Stop Date without the written consent of all the Parties.

(d)

The Offer may not be terminated by the Offeror prior to the Expiration Time (as the same may be extended pursuant to this Clause 3.4), unless this TFA is validly terminated pursuant to Clause 18. If this TFA is validly terminated pursuant to Clause 18, the Offeror shall promptly (and in any event within 24 hours following such termination) terminate the Offer and not acquire any Tendered Shares pursuant thereto. If the Offer is terminated by the Offeror prior to the acceptance for payment and payment for Tendered Shares, the Offeror shall promptly (and in any event within two Business Days of such termination) return, and shall cause any depositary acting on behalf of the Offeror to return, in accordance with applicable Laws, all Tendered Shares to the registered holders thereof. Nothing in this Clause 3.4 shall affect any termination rights under Clause 18.

3.5	Acceptance Time and Closing

(a)

In accordance with the terms and conditions of this TFA and subject to the satisfaction or waiver (to the extent that such waiver is permitted by applicable Laws) of the Offer Conditions, the Offeror shall, at or as promptly as practicable following the Expiration Time, irrevocably accept for payment (the time of acceptance for payment, the Acceptance Time) and pay (by delivery of funds to the depositary for the Offer) for all Tendered Shares tendered as of the Acceptance Time (the Closing). The date on which Closing occurs is referred to in this TFA as the Closing Date. The Offer Consideration payable in respect of each Tendered Share pursuant to the first sentence of this Clause 3.5(a) shall be paid (without interest and less applicable withholding Taxes) on the terms and subject to the conditions of this TFA.

(b)

Notwithstanding anything to the contrary in this TFA, each of the Offeror and any of its Affiliates or agents shall be entitled to deduct and withhold from the Offer Consideration payable to an Allego Shareholder such amounts as the Offeror or any of its Affiliates or agents may be required to deduct and withhold with respect to any such payment under applicable

Laws. To the extent that amounts are so withheld and paid to the appropriate Governmental Entity by the Offeror or any of its Affiliates or agents, they shall be treated for all purposes of this TFA as having been delivered and paid to such Person in respect of which such deduction and withholding was made.

(c)

If the payment of any of the Offer Consideration is to be made to a Person other than the Person in whose name the Tendered Shares are registered on the stockholder list described in Clause 3.7(a) as of the Stockholder List Date, it shall be a condition of payment that the Tendered Shares shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Offer Consideration to a Person other than the registered holder of the Tendered Shares, or shall have established to the satisfaction of the Offeror that such transfer or other Taxes either have been paid or are not applicable. None of the Offeror or the Company shall have any liability for the transfer and other similar Taxes described in this Clause 3.5(c) under any circumstance.

3.6	Filing and amendment of Schedule TO/Schedule 13E-3

(a)

As soon as practicable on the Offer Commencement Date, (i) the Offeror shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the Schedule TO) that shall include the summary term sheet required thereby and, as exhibits, the offer to purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments or supplements thereto, the Offer Documents) pursuant to Rules 14d-2(c) and 14d-3(a) under the Exchange Act; (ii) the Offeror and the Company shall jointly file with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with all amendments and supplements thereto and including exhibits thereto, the Schedule 13E-3, and collectively with the Offer Documents, the Offeror Filing) that will contain or incorporate by reference the offer to purchase and form of the related letter of transmittal; and (iii) the Offeror shall cause the Offeror Filing and related documents to be disseminated to the holders of Ordinary Shares in accordance with Rules 14d-2(c) and 14d-4(a) under the Exchange Act and any other applicable Laws. For the avoidance of doubt, the Offeror may file a combined Tender Offer Statement and Rule 13E-3 Transaction Statement under the cover of Schedule TO (the Schedule 13E-3/TO) as permitted by Instruction J of Rule 14d-100 and Instruction I of Rule 13e-100, in which case, the Schedule 13E-3/TO shall be the Offeror Filing, shall constitute an Offer Document and shall satisfy the Company’s obligation to jointly file the Schedule 13E-3 with the Offeror.

(b)

The Offeror agrees that it shall cause the Offeror Filing (i) to comply in all material respects with applicable Laws; and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no covenant is made by the Offeror with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offeror Filing.

(c)

The Company shall promptly furnish to the Offeror all information concerning the Company required by the Exchange Act to be set forth in, or otherwise reasonably requested by the Offeror for the purposes of, the Offeror Filing. Except to the extent that the Disinterested Directors make a Support Withdrawal, the Company consents to the inclusion of the Company Support in the Offeror Filing.

(d)

Each of the Parties agrees to (i) promptly respond to any comments (including oral comments) of the SEC or its staff with respect to the Offeror Filing; (ii) promptly correct any information provided by it for use in the Offeror Filing, if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect; and (iii) promptly provide the other Parties with copies of any responses to any such comments, in each case except to the extent that the Disinterested Directors make a Support Withdrawal.

(e)

The Offeror shall use its reasonable best efforts to cause the Offeror Filing, as so revised to reflect comments from the staff of the SEC or as so corrected, as the case may be, to be filed with the SEC and to be disseminated to the holders of Ordinary Shares, in each case to the extent required by applicable Laws.

(f)

The Company and its advisers shall be given a reasonable opportunity to review and comment on the Offer Documents (in case of the initial filing of each Offer Document, at least three Business Days before any such document is filed with the SEC), and the Offeror shall give reasonable and good faith consideration to any comments made by the Company and its advisers.

(g)

The Offeror shall provide the Company and its advisers with (i) any comments or other communications, whether written or oral, that the Offeror or its advisers may receive from time to time from the SEC or its staff or other Governmental Entities with respect to the Offeror Filing promptly after receipt of those comments or other communications; and (ii) a reasonable opportunity to provide comments on the response of the Offeror to those comments (to which reasonable and good faith consideration shall be given), in each case save to the extent that any such comments or other communications contain business secrets or other confidential or commercially sensitive information in relation to the Offeror or any of its Affiliates.

(h)	The Offeror Filing shall, except to the extent that the Disinterested Directors make a Support Withdrawal, set forth the Company Support.

3.7	Company Action

(a)	Stockholder Lists.

(i)

The Company shall promptly (and in any event within 10 Business Days after the date of this TFA) furnish or cause to be furnished to the Offeror with (A) a list of the holders of Ordinary Shares and mailing labels containing the names and addresses of the record holders of Ordinary Shares; (B) any available listing and computer file containing the names and addresses of all the record holders of Ordinary Shares and lists of securities positions of Ordinary Shares held in stock depositories; and (C) copies of all lists of the holders of Ordinary Shares, security position listings, computer files in the Company’s possession or control regarding the beneficial owners of Ordinary Shares, in each case, true and correct as of the most recent practicable date, and shall provide the Offeror with such additional information (including updated lists of the holders of Ordinary Shares, mailing labels and lists of securities positions) and such other assistance as the Offeror may reasonably request in connection with the Offer (the date of the list used to determine the Persons to whom the Offeror Filing and the Schedule 14D-9 are first disseminated, which date shall not be more than ten Business Days prior to the date the Offeror Filing and the Schedule 14D-9 are first disseminated, the Stockholder List Date).

(ii)

Notwithstanding the foregoing, the Company shall not be required to provide such information to the extent the Company is prohibited from providing such information by applicable Laws. In the event that the Company is so prohibited from providing such information, it shall (A) request permission from the applicable holders of

Ordinary Shares to provide such information to the Offeror; or (B) if the information requested is not received at least five Business Days prior to the Offer Commencement Date, the Company shall deliver to holders of Ordinary Shares all information that would otherwise be required to be provided by the Offeror to such holders of Ordinary Shares in connection with the Offer, and, notwithstanding this Clause 3.7, the Offeror shall not have any obligation to deliver such information to such holders of Ordinary Shares under this TFA.

(iii)

Except as required by applicable Laws, and except for such steps as are necessary to disseminate the Offeror Filing and any other documents necessary to consummate the Offer, (A) the Offeror and its Affiliates and their Representatives shall hold in confidence the information contained in such labels, listings and files, and shall use such information only in connection with the Transaction; and (B) if this TFA is terminated, the Offeror shall, and shall use all reasonable efforts to cause its Affiliates and Representatives to, deliver to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession. The information contained in such labels, listings and files shall in all respects be subject to the NDA.

(b)	Filing of Schedule 14D-9 and the Schedule 13E-3.

(i)

On the Offer Commencement Date, concurrently with the filing of the Offeror Filing or promptly thereafter on the same date, the Company shall (A) file with the SEC and cause to be disseminated to the holders of Ordinary Shares, in each case as and to the extent required by Rules 14d-9(b) and 14e-2(a) under the Exchange Act and any other applicable Laws, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the Schedule 14D-9); and (B) jointly file with the Offeror the Schedule 13E-3 that, except to the extent that the Disinterested Directors make a Support Withdrawal, shall reflect the Company Support.

(ii)

The Company agrees that it shall cause the Schedule 14D-9 and the Schedule 13E-3 to (A) comply in all material respects with applicable Laws; and (B) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no covenant is made by the Company with respect to information supplied by or on behalf of the Offeror for inclusion or incorporation by reference in the Schedule 14D-9 or the Schedule 13E-3.

(iii)

The Offeror shall promptly furnish to the Company all information concerning the Offeror or any of its Affiliates (if applicable) required by applicable Laws to be set forth in, or as reasonably requested by the Company for the purposes of, the Schedule 14D-9 and the Schedule 13E-3.

(iv)

Each of the Parties agrees to (A) promptly respond to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9 and the Schedule 13E-3; (B) promptly correct any information provided by it for use, inclusion or incorporation by reference in the Schedule 14D-9 and the Schedule 13E-3, if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect; and (C) promptly provide the other Parties with copies of any responses to any such comments, in each case except to the extent that the Disinterested Directors make a Support Withdrawal.

(v)

The Company shall use its reasonable best efforts to cause the Schedule 14D-9 and the Schedule 13E-3, as so revised to reflect comments from the staff of the SEC or as so corrected, as the case may be, to be filed with the SEC and to be disseminated to the holders of Ordinary Shares, in each case to the extent required by applicable Laws. Unless required otherwise by the Company, the Offeror shall cause the Schedule 14D-9 to be disseminated to the holders of Ordinary Shares together with the Offeror Filing.

(vi)

Except to the extent that any amendments relate to a Support Withdrawal, relate to a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or otherwise relate to the matters described in Clause 17(c), the Company shall give the Offeror and its advisers a reasonable opportunity to review and comment on the Schedule 14D-9 and the Schedule 13E-3 prior to the filing thereof with the SEC (in case of the initial filing of each of the Schedule 14D-9 and the Schedule 13E-3, at least three Business Days before it is filed with the SEC), and the Company shall give reasonable and good faith consideration to any comments made by the Offeror and its advisers.

(vii)

The Company shall provide the Offeror and its advisers with (A) any comments or other communications, whether written or oral, that the Company or its advisers may receive from time to time from the SEC or its staff or other Governmental Entities with respect to the Schedule 14D-9 and the Schedule 13E-3 promptly after receipt of those comments or other communications; and (B) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), in each case of the foregoing (A) and (B), save (I) to the extent that any such comments or other communications contain business secrets or other confidential or commercially sensitive information in relation to the Company or its Subsidiaries; and (II) to the extent that any comments or communications relate to a Support Withdrawal, relate to a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or otherwise relate to the matters described in Clause 17(c).

(viii)

The Schedule 14D-9 and the Schedule 13E-3 shall, to the extent required by applicable Laws, include the Fairness Opinion and, except to the extent that the Disinterested Directors make a Support Withdrawal, set forth the Company Support.

3.8	Paying Agent Matters

As promptly as practicable following the Acceptance Time, the Offeror shall deposit or cause to be deposited with a bank or trust company reasonably acceptable to the Company cash in an amount sufficient to pay the aggregate Offer Consideration.

4.	THE DELISTING AND THE DEREGISTRATION

4.1	The Delisting

The Company shall procure the delisting of the Ordinary Shares from the NYSE as soon as possible after the Closing Date, and the Company shall take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable to procure the Delisting.

4.2	The Deregistration

As soon as possible after the Delisting, but only at such time as there are fewer than 300 holders of Ordinary Shares of record, including, for the purpose of this Clause 4.2, the Offeror and any of its Affiliates (as determined in accordance with Rule 12g5-1 under the Exchange Act), subject to the terms and conditions of this TFA, the Company shall, as and to the extent permitted by the applicable Laws, procure the deregistration of the Ordinary Shares in accordance with Section 12(b) under the Exchange Act and the suspension of its reporting obligations under Section 15(d) under the Exchange Act, and the Company shall take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable to procure the Deregistration. Where reasonably necessary, proper or advisable to procure the Deregistration, the Offeror shall cooperate with the Company to procure the Deregistration.

5.	FAOLAN CONTRIBUTION AND MERIDIAM CONTRIBUTION

5.1	Faolan Project and Faolan Contribution

(a)

Meridiam Fund IV has approved an investment in Project Faolan. On 14 June 2024, Meridiam Fund IV caused a special purpose vehicle that is (directly or indirectly) wholly-owned by Meridiam to enter into a Development and Installation Contract and an Operation and Maintenance Agreement with an Affiliate of the Company designated by the Company (the Faolan Affiliate) in order for the Faolan Affiliate to develop, operate and maintain certain charging sites in Germany (collectively, Project Faolan).

(b)

As per the contractual payment schedule of Project Faolan, Meridiam Fund IV shall pay to the Faolan Affiliate (i) an amount in cash equal to EUR 25,300,000 at the closing of Project Faolan; and (ii) an amount in cash equal to EUR 20,517,400 million on 15 September 2024 (the amounts set forth in clauses (i) and (ii), collectively,Faolan Contribution).

5.2	Meridiam Contribution

(a)

After the date of this TFA, Meridiam, acting in its capacity of fund manager of Meridiam Fund IV and various other Meridiam funds, shall engage with existing or potential limited partners of the various Meridiam funds, to discuss the possibility of such parties committing to, subject to the Delisting becoming effective, making equity or equity-like financing available to the Company.

(b)

Meridiam Fund IV shall underwrite the equity or equity-like financing referred to in Clause 5.2(a), irrespective of the outcome of the discussions as described in Clause 5.2(a), by providing an investment in an amount of EUR 310,000,000 to the Company on the terms set forth in this TFA and subject only to the conditions set forth in Clause 5.2(c) (the Meridiam Contribution).

(c)

The Meridiam Contribution shall be conditional only upon the completion of (i) the Consultation Procedure in accordance with Clause 15; (ii) the Delisting; and (iii) the adoption by the Disinterested Directors of all resolutions required to consummate the Meridiam Contribution.

(d)

The Meridiam Contribution shall be made through the Company issuing convertible bonds to the Offeror or any of its Affiliates, designated for that purpose by Meridiam and reasonably acceptable to the Company, on the terms and subject to the conditions set forth in Clause 5.3 (the Convertible Bonds). Both the Disinterested Directors on the one hand, and the Offeror on the other hand, may, pursuant to reasonable and good faith discussions, mutually agree to optimise the structure of the entire Meridiam Contribution or any individual Tranche with a view to the then existing facts and circumstances at hand for the Company (including the Company’s financial position and the legal, tax and accounting treatment of the Meridiam Contribution at that time); provided that the long-form documentation with respect to (i) any alternative structure of the Meridiam Contribution (or any Tranche thereof) shall be agreed and entered into by the relevant parties before the ultimate date as further set forth in Clause 5.3(b); and (ii) the entire Meridiam Contribution shall always remain consistent with the terms and conditions set forth in Clause 5.3(c).

5.3	Convertible Bond Terms

(a)

The definitive terms and conditions of the Convertible Bonds shall be determined by mutual agreement between the Disinterested Directors and the Offeror, in reasonable and good faith discussions, and shall be laid down in long-form documentation and executed between the relevant parties. The definitive terms and conditions of the First Tranche as laid down in long-form documentation shall constitute the definitive terms and conditions of the Second Tranche and the Final Tranche to be laid down in long-form documentation for the Second Tranche and the Final Tranche, in each case subject to Clause 5.2(d).

(b)

The long-form documentation with respect to the Meridiam Contribution shall be agreed and entered into by the relevant parties in accordance with the following time schedule, subject to adjustments as may be mutually agreed by the Disinterested Directors and the Offeror, pursuant to reasonable and good faith discussions:

(i)	First Tranche: as soon as practicable following the date of this TFA, but in any event prior to 30 September 2024;

(ii)	Second Tranche: as soon as practicable in 2025, but in any event prior to 30 September 2025; and

(iii)	Final Tranche: as soon as practicable in 2026, but in any event prior to 30 September 2026.

(c)	The terms and conditions of the Meridiam Contribution shall be based on the terms set forth below:

Issuance and tranche schedule

(i)	The Company shall issue Convertible Bonds in an aggregate principal amount of EUR 310,000,000.

(ii)

The Convertible Bonds shall be issued at 100% of their principal amount on the original issuance date of each tranche (the Issuance Date). The principal amount for each Convertible Bond shall be at least EUR 100,000.

(iii)

The Convertible Bonds shall be issued by the Company, and subscribed and paid for by the Offeror or its designated Affiliate, in tranches in accordance with the following indicative time schedule, subject to adjustments as may mutually be agreed upon by the Disinterested Directors and the Offeror, pursuant to reasonable and good faith discussions:

(A)	Convertible Bonds with an aggregate principal amount of at least EUR 150,000,000 shall be issued, and subscribed and paid for, ultimately by 31 December 2024 (the First Tranche);

(B)	Convertible Bonds with an aggregate principal amount of at least EUR 150,000,000 shall be issued, and subscribed and paid for, ultimately by 31 December 2025 (the Second Tranche); and

(C)

Convertible Bonds with an aggregate principal amount of EUR 310,000,000 less the aggregate principal amounts of the Convertible Bonds issued pursuant to (A) and (B) above shall be issued, and subscribed and paid for, ultimately by 31 December 2026 (the Final Tranche),

(each of the First Tranche, the Second Tranche and the Final Tranche, a Tranche).

Status and interest rate

(iv)

The characteristics of the Convertible Bonds shall be such that they qualify as equity/equity-like and are not taken into account in calculating the covenant ratios under the debt facilities of the Company existing at any given time.

(v)

The Convertible Bonds shall carry a compounding interest rate of 15% per annum, which shall accrue and be added to the principal amount of such Convertible Bonds monthly in arrears on the last day of each month, starting from the last day of the month following the relevant Issuance Date.

Conversion

(vi)

The Convertible Bonds shall (unless previously redeemed or purchased and cancelled) be convertible, at the option of the holder of such Convertible Bonds, into newly issued Ordinary Shares upon the occurrence of

(A)

a sale by the Offeror, any of its Affiliates and any Tagging Shareholder in a Third Party Sale of a number of Ordinary Shares that, collectively, equals at least 5% of the Shares held by the Offeror and its Affiliates on the date of this TFA;

(B)

a sale by the Offeror or any of its Affiliates in an initial public offering of securities by the Company of a number of Ordinary Shares that equals at least 5% of their Shares on the date of this TFA;

(C)	a capital raise by the Company (including through an initial public offering of securities by the Company); or

(D)	a similar liquidity event,

(each a Conversion Event).

(vii)

Upon the conversion of one or more Convertible Bonds, the holder of such Convertible Bonds shall receive newly issued Ordinary Shares at 90% of the Company’s valuation used in the applicable Conversion Event.

Redemption

(viii)

To the extent that one or more Convertible Bonds have not been converted in accordance with their terms and have not been redeemed as described in Clause 5.3(c)(ix), the aggregate principal amount of such Convertible Bonds plus accrued interest shall become due and payable on the date that is seven years after the relevant Issuance Date (each, a Maturity Date). On a Maturity Date, the higher of the following amounts shall be paid, at the Company’s discretion, in cash or in the form of newly issued Ordinary Shares (issued at a conversion price determined on the basis of a valuation of the Company applied in the most recent Conversion Event or, in the absence of the occurrence of a Conversion Event, a valuation performed by an independent third party): (A) the aggregate principal amount of such Convertible Bonds plus the accrued interest; or (B) an amount that provides the holder of such Convertible Bonds with a minimum internal rate of return (IRR) of 15% on the aggregate principal amount of such Convertible Bonds (the Minimum IRR Amount).

(ix)

To the extent that one or more Convertible Bonds have not been converted in accordance with their terms on or after the third anniversary of the relevant Issuance Date, the Company may choose to redeem any or all of such Convertible Bonds in cash, in whole or in part, in an amount equal to the higher of: (A) the aggregate principal amount of such Convertible Bonds plus the accrued interest; or (B) the Minimum IRR Amount for such Convertible Bonds.

6.	COOPERATION AND SUPPORT

6.1	Cooperation and support

(a)	The Company confirms that:

(i)

the Disinterested Directors have determined that, on the terms and subject to the conditions set forth in this TFA, the Transaction is in the best interest of the Company and its business and promotes the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Allego Shareholders);

(ii)	the Disinterested Directors have approved the execution of this TFA by the Company and the performance by the Company of its obligations under this TFA; and

(iii)

the Disinterested Directors have duly considered the Transaction, and have resolved that the Company shall pursue the Transaction on the terms of and subject to the provisions of this TFA (Clauses 6.1(a)(i) through 6.1(a)(iii), collectively the Company Support).

(b)	Except to the extent that the Disinterested Directors made a Support Withdrawal, the Joint Announcement, the Offeror Filing and the Schedule 14D-9 shall set forth the Company Support.

6.2	Fairness Opinion

(a)

The Company confirms that the Disinterested Directors have obtained the written opinion of UBS Securities LLC to the effect that, as of the date of such opinion, and subject to various qualifications, assumptions, limitations and other matters set forth therein, the Offer Consideration to be received by the holders of Ordinary Shares (other than the Offeror and its affiliates) is fair, from a financial point of view, to such holders (the Fairness Opinion).

(b)

The Company confirms that the Fairness Opinion has not been modified, amended, revoked or rescinded as at the date of this TFA. The Company shall, promptly following the execution of this TFA by the Parties, furnish to the Offeror for informational purposes a signed accurate and complete copy of the Fairness Opinion. The Fairness Opinion shall be included in the Schedule 14D-9 and the Schedule 13E-3.

7.	FINANCING

(a)

Prior to entering into this TFA, (i) the Offeror has provided the Company with documents evidencing that the Offeror will be able to pay the aggregate Offer Consideration; and (ii) Meridiam has provided the Company with documents evidencing that Meridiam Fund IV will be able to pay the Meridiam Contribution.

(b)

The Offeror acknowledges and agrees that the obtaining of any financing is not a condition to the Offeror’s obligation to complete the Offer. For the avoidance of doubt, if any financing has not been obtained, the Offeror shall continue to be obligated, prior to any valid termination of this TFA in accordance with Clause 18 and subject to the fulfilment or waiver of the Offer Conditions (to the extent that such waiver is permitted by applicable Laws), to complete the Transaction on the terms and conditions of this TFA.

8.	CORPORATE GOVERNANCE

8.1	Composition of the Board

(a)

The Parties agree that, on the Closing Date, the Board will be composed of nine members (one executive and eight non-executive members), comprising the members of the Board as of the date of this TFA plus Matthieu Muzumdar, who currently serves as an acting member of the Board under article 14.5 of the Articles of Association. The composition of the Board shall be disclosed in the Joint Announcement, the Offeror Filing, including the Schedule 13E-3 and the Schedule 14D-9.

(b)

For as long as any Ordinary Shares continue to be held by Allego Shareholders following the date of this TFA, the Board shall comprise at least three Independent Directors. If an Independent Director resigns or is otherwise no longer in office when any Ordinary Shares continue to be held by Allego Shareholders following the date of this TFA, the Parties shall procure that a successor, who:

(i)

qualifies as independent from the Company, the Offeror and its Affiliates within the meaning of the Dutch Corporate Governance Code (disregarding for these purposes the ‘group exemption’ of best practice provision 2.1.8(vii) of the Dutch Corporate Governance Code and irrespective of whether the Dutch Corporate Governance Code applies to the Company at that time); and

(ii)

is reasonably acceptable to the Board (by majority vote) and the remaining Independent Directors; provided that if all of the Independent Directors resign or are otherwise no longer in office when any Ordinary Shares continue to be held by Allego Shareholders following the date of this TFA, the respective successors should also be reasonably acceptable to at least two of the outgoing Independent Directors (or to one outgoing Independent Director if no more than one outgoing Independent Director is in the position to reasonably accept), shall be appointed to serve on the Board for as long as any Ordinary Shares continue to be held by Allego Shareholders following the date of this TFA.

(c)

The Offeror shall exercise, and shall cause its Affiliates to exercise, the voting rights attached to the Ordinary Shares held by the Offeror and its Affiliates to be cast (i) in favour of any resolution of the Company’s general meeting that would be required to cause the Board composition to be compliant with this Clause 8.1; and (ii) against any resolution of the Company’s general meeting that would cause the Board composition not to be compliant with this Clause 8.1.

8.2	Dutch Corporate Governance Code

The Offeror agrees that, until the Delisting becomes effective, the Company shall continue to comply with the principles and best practice recommendations of the Dutch Corporate Governance Code, except for deviations from the Dutch Corporate Governance Code on the date of this TFA.

9.	POST-DELISTING COVENANTS

9.1	Strategy and Business Plan

(a)	For a period of 24 months following the Delisting:

(i)

the Offeror shall support the current strategy of the Company and shall not make substantial changes to the Company’s existing business plan, which was made available to the Offeror as part of the Due Diligence Information;

(ii)	the Offeror shall support the Company Group in serving its customers existing at the date of this TFA; and

(iii)	there will be no material redundancies with respect to the Company Group’s workforce as a direct consequence of the Transaction.

(b)	Any deviation by the Offeror from the covenants set forth in Clause 9.1(a) shall require the prior approval of the Board, including the affirmative vote of at least two of the Independent Directors.

9.2	Minority Shareholders Protective Arrangements

Except for any actions or conduct expressly provided in this TFA, it is agreed by the Parties that, from and after the date of this TFA and for as long as any Ordinary Shares continue to be held by Allego Shareholders, an affirmative vote of at least two of the Independent Directors (or the affirmative vote of one Independent Director if there is no more than one incumbent Independent Director at that time) shall be required for the following actions of any member of the Company Group:

(a)

issuing shares or rights to subscribe for shares without offering pro rata pre-emption rights to the Allego Shareholders other than pursuant to the Company Equity Plans or the issuance of shares in the capital of a Subsidiary of the Company solely to another member of the Company Group;

(b)

agreeing to or entering into any transaction with the Offeror, any direct or indirect shareholder of the Offeror or any other affiliated person of the Offeror, in each case, which is not on arm’s length terms; and

(c)	taking any other action that prejudices the interests of, or is disproportionately adverse to, the Allego Shareholders.

9.3	Minority Shareholders Liquidity Arrangements

(a)	General

The Offeror hereby commits to the Company to the following liquidity arrangements following the Delisting:

(i)

no restrictions shall apply on any sale or transfer of, disposal of, creation of any interest, option, pledge or any other Encumbrance on (all or part of) the Ordinary Shares held by Allego Shareholders, except if such restrictions follow from the Articles of Association in effect as of the date of this TFA or applicable Laws;

(ii)

if, at any time following the Delisting, the Offeror or any of its Affiliates wishes to, directly or indirectly, sell all or part of its Ordinary Shares to a third party, the Allego Shareholders shall have a priority tag along right, as further set out in Clause 9.3(b);

(iii)

the Offeror shall assist the Company with the organisation of an auction sales process of Ordinary Shares for the Allego Shareholders within 18 months following the Delisting on a best-efforts basis. If any Ordinary Shares can be sold by the Allego Shareholders in such auction sales process, the Offeror shall, at the request of any Independent Director, sell (for the same consideration and otherwise under terms and conditions no less favourable than those applicable to the selling Allego Shareholders in such auction sales process) such part of its Ordinary Shares in such auction sale process in order to ensure that a minimum size of 5% of the Company’s issued share capital can be sold in such process with the purpose of making the process more (economically) attractive; and

(iv)

prior to 31 December 2027, the Offeror shall initiate, and, if the Liquidity Event takes the form of an initial public offering of the Ordinary Shares, the Company shall organise with the Offeror’s assistance, a Liquidity Event, in each case on a best-efforts basis. If any Ordinary Shares can be sold by the Offeror or its Affiliates in such Liquidity Event, the Allego Shareholders shall have the right to sell all their Ordinary Shares (for the same consideration and otherwise under terms and conditions no less favourable than those applicable to the Offeror or its Affiliates in such Liquidity Event) with priority over the Offeror and its Affiliates.

(b)	Priority Tag Along Right

(i)

If, at any time following the Delisting, the Offeror or any of its Affiliates (the Transferring Shareholder) wishes to sell all or part of its Ordinary Shares to a third party (the Third Party Sale), the Offeror shall, and shall procure that such Affiliate shall, first give written notice to the Allego Shareholders (a Tag Notice). A Tag Notice must:

(A)

specify the number of Ordinary Shares that the Transferring Shareholder proposes to sell, the proposed sale price per Ordinary Share (the Tag Sale Price) and any other material terms and conditions of the Third Party Sale (the Tag Sale Terms);

(B)	state the name of the envisaged third party acquirer in the Third Party Sale (the Tag Buyer);

(C)

state that each Allego Shareholder has an option (a Tag Option) to direct the Transferring Shareholder to require, as a condition of the Third Party Sale, that the Tag Buyer also buys all of the Ordinary Shares of the respective Allego Shareholder (the Tag Shares), at the Tag Sale Price and on terms no less favourable than the Tag Sale Terms (to the extent relevant for the sale of such Tag Shares and provided that no representations and warranties are given other than as set forth in Clause 9.3(b)(iii)(D));

(D)	specify a period, which must be at least twenty Business Days after receipt of the Tag Notice, during which recipients of a Tag Notice may exercise their Tag Options (the Tag Period); and

(E)

state the Transferring Shareholder’s reasonable best estimate of the date for completion of the sale of the Tag Shares if the Tag Option is exercised, which, unless otherwise agreed between the Transferring Shareholder and the respective Allego Shareholder who exercised its Tag Option, must be at least ten Business Days after the end of the Tag Period.

(ii)

An Allego Shareholder may exercise a Tag Option (a Tagging Shareholder) by giving notice in writing to the Transferring Shareholder (with a copy to the Company) no later than 11:59 p.m. (New York City time) on the last day of the Tag Period. Any exercise of a Tag Option is irrevocable, unless the Transferring Shareholder otherwise agrees in writing.

(iii)	If an Allego Shareholder exercises its Tag Option in accordance with Clause 9.3(b)(ii), then:

(A)

the Offeror shall, or shall procure that the Transferring Shareholder shall, as applicable, reduce the number of Ordinary Shares envisaged to be sold by it in the Third Party Sale to the extent that the Tag Buyer wishes to purchase and acquire fewer Ordinary Shares than the number of Ordinary Shares that the Transferring Shareholder and all Tagging Shareholders collectively wish to sell and transfer in such Third Party Sale;

(B)

the Offeror shall, or shall procure that the Transferring Shareholder shall, as applicable, not complete the Third Party Sale unless at the same time the Tag Buyer buys and acquires each of the Tagging Shareholders’ Tag Shares at the Tag Sale Price and on the terms stated in the Tag Notice;

(C)	the Tagging Shareholder shall sell and transfer the Tag Shares to the Tag Buyer on the terms stated in the Tag Notice; and

(D)

the Tagging Shareholder shall warrant that it is transferring its Tag Shares free from all Encumbrances and together with all rights, benefits and advantages attached to them, except the right to any dividend declared but not paid prior to the date of the registration of such transfer.

(iv)

If, at any time following the Delisting, any Ordinary Shares held by the Offeror or any of its Affiliates are sold to a third party indirectly, as a result of the sale or transfer of all or part of the shares or other ownership interests in the Offeror or such Affiliate, then the priority tag along right as set out in this Clause 9.3(b) shall apply mutatis mutandis; provided that the Tag Sale Price shall be the price per Ordinary Share implied in such Third Party Sale.

9.4	Corporate Governance, Strategy and Business Plan and Minority Shareholders Protective Arrangements in the event of a sale or transfer

Without prejudice to Clause 9.3(b)(iv), in the event that, prior to 31 December 2029, the Offeror or any of its Affiliates sells or transfers (whether directly or indirectly, by a sale or transfer of shares or assets, a legal merger or demerger or otherwise and whether in a single transaction or in a series of transactions, but other than as a result of the enforcement by a third party financier of an Encumbrance on the Ordinary Shares held by the Offeror or such Affiliate) all or substantially all of its shareholding in, or all or substantially all of the assets of, the Company Group to one or more unaffiliated third parties when any Ordinary Shares continue to be held by Allego Shareholders, the Offeror shall procure that either:

(a)

such acquirer(s) shall, prior to such sale or transfer, commit to comply with Clauses 8.1 and 9.1 through (and including) 9.4 as if it were the Offeror until the earlier of (I) 31 December 2029 and (II) the Company ceasing to have Ordinary Shares held by Allego Shareholders; or

(b)

the priority tag along right as set forth in Clause 9.3(b) shall be applied with a Tag Sale Price that is no less than an amount that provides each Tagging Shareholder with a minimum IRR of 15% on USD 1.70 per Tag Share, calculated from the Closing Date.

9.5	D&O Insurance

Prior and subject to the Delisting, the Company will obtain an adequate directors’ and officers’ insurance in line with market practice (including coverage for claims from Allego Shareholders) that is to be maintained for the benefit of the members of the Board on the Closing Date providing for coverage for conduct up to and including completion of the Transaction, and allowing for notice of claims and circumstances for a period of at least six years thereafter, and which policy in all other respects provides terms at least as favourable as the Company’s current insurance policy in force as at the date of this TFA.

10.	COMPANY WARRANTIES

10.1	General

Except as provided for in this TFA or disclosed in (a) the Due Diligence Information or in the disclosure letter dated as of the date of this TFA, shared with the Offeror by the Company on the date of this TFA (the Company Disclosure Letter); or (b) any report, schedule, form, statement or other document of the Company filed with or furnished to the SEC on or after 17 March 2022 and publicly available at least two Business Days prior to the date of this TFA (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), the Company hereby represents and warrants to the Offeror and Meridiam Fund IV, as at the date of this TFA, as set forth in this Clause 10, subject to the limitations set forth in Clause 10.6.

10.2	Organisation and Good Standing

Each of the Company and its Subsidiaries is an entity duly organised, validly existing and in good standing (where such concept is recognised under applicable Laws) under the Laws of its respective jurisdiction of organisation, except where the failure to be so organised, existing or in good standing when taken together with all other such failures, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

10.3	Capitalisation

(a)	Preamble (B) correctly reflects the details of the share capital of the Company as of the date of this TFA. The outstanding Shares are duly authorised, validly issued and fully paid up.

(b)

There are no outstanding rights granted by the Company to subscribe for any securities in the Company, other than any entitlements pursuant to the Company Equity Plans and awards made or to be made thereunder (as disclosed in the Due Diligence Information).

(c)	As at the date of this TFA, no dividends of any kind are due and payable by the Company to any holders of Ordinary Shares.

10.4	Corporate Authority

The Company has full power and authority to enter into and perform its obligations under this TFA. The Company has taken all corporate action required by it to authorise it to perform its obligations pursuant to this TFA. This TFA has been duly and properly signed by the Company and, assuming due authorisation and execution of this TFA by the Offeror and Meridiam Fund IV, constitutes valid and binding obligations on the Company, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity (the Bankruptcy and Equity Exceptions).

10.5	Company SEC Reports and Financial Statements

(a)

Since 17 March 2022, the Company has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto), required to be filed (or furnished) by the Company under the Exchange Act or the Securities Act (collectively, the Company SEC Documents). As of their respective filing (or furnishing) dates (or, if amended, supplemented or superseded by a filing prior to the date of this TFA, then on the date of such amendment, supplement or superseding filing): (i) each of the Company SEC Documents was, in all material respects, true and accurate and complied with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act of 2002, as amended, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents; and (ii) except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this TFA) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement as of the date such registration statement or amendment became effective prior to the date of this TFA, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading.

(b)

Since 17 March 2022, all of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (including any related notes and schedules) (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) fairly presented (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal year-end audit adjustments and the absence of footnotes, none of which either individually or in the aggregate are material) in all material respects the consolidated financial position of the Company Group as of the respective dates thereof and the results of operations, cash flows and changes in shareholders’ equity for the periods covered thereby, in accordance with IFRS and the Laws of the Netherlands; (iii) were prepared in accordance with IFRS, as the case may be, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC, for normal and recurring year-end adjustments that are not material in amount or nature).

(c)

Since 17 March 2022, the Company has maintained disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. As of the date of this TFA, the Company is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE.

10.6	No Other Company Representations and Warranties

Except for the representations and warranties made by the Company in this Clause 10, neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company, its business, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or any other matter furnished or provided to the Offeror or made available to the Offeror in any “data rooms”, “virtual data rooms”, management presentations or in any other form in expectation of, or in connection with, this TFA or the Transaction. The Company disclaims any other representations or warranties, whether made by the Company or any of its Subsidiaries or Representatives. The Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Offeror and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representation and warranties. None of the representations and warranties made by the Company in this Clause 10 shall survive the Acceptance Time.

11.	OFFEROR AND MERIDIAM FUND IV WARRANTIES

11.1	General

The Offeror hereby represents and warrants to the Company, as at the date of this TFA, as set forth in this Clause 11, subject to the limitations set forth in Clause 11.6. Meridiam Fund IV represents and warrants to the Company, as at the date of this TFA, as set forth in Clauses 11.2, 11.3 and 11.5, subject to the limitations set forth in Clause 11.6.

11.2	Organisation and Good Standing

Each of the Offeror and Meridiam Fund IV is an entity duly organised, validly existing and in good standing (where such concept is recognised under applicable Laws) under the Laws of its respective jurisdiction of organisation.

11.3	Corporate Authority

Each of the Offeror and Meridiam Fund IV has full power and authority to enter into and perform its obligations under this TFA. Each of the Offeror and Meridiam Fund IV has taken all corporate action required by it to authorise it to perform its obligations pursuant to this TFA. This TFA has been duly and properly signed by each of the Offeror and Meridiam Fund IV and, assuming due authorisation and execution of this TFA by the Company, constitutes valid and binding obligations on each of the Offeror and Meridiam Fund IV, as applicable, enforceable in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions.

11.4	Ownership of Ordinary Shares; Investment

Preamble (C) correctly reflects the details of the Ordinary Shares beneficially owned by the Offeror, together with its Affiliates, as of the date of this TFA. Except as contemplated by this TFA, there are no voting trusts or other agreements or understandings to which the Offeror or any Person controlling or controlled by the Offeror is a party, with respect to the voting of the Ordinary Shares. Neither the Offeror nor any of its Affiliates has entered into any Contract with any Allego Shareholder relating to the Transaction or their Ordinary Shares, other than Apollo with respect to its undertaking not to tender any Ordinary Shares in the Offer.

11.5	Sufficient Funds

As of the date of this TFA, and (i) at all times through the Closing Date, the Offeror has available funds in an amount sufficient to consummate the Transaction by payment in cash of the aggregate Offer Consideration payable following the Acceptance Time; and (ii) at all times through payment of the full Faolan Contribution and the Meridiam Contribution, Meridiam Fund IV has available funds in an amount sufficient to consummate the Transaction by payment in cash of the Faolan Contribution and the Meridiam Contribution.

11.6	No Other Offeror Representations and Warranties

Except for the representations and warranties made by the Offeror and Meridiam Fund IV in this Clause 11, as applicable, neither the Offeror, Meridiam Fund IV, nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of either the Offeror or Meridiam Fund IV, their business, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Offeror or Meridiam Fund IV, or any other matter furnished or provided to the Company or made available to the Company in any “data rooms”, “virtual data rooms”, management presentations or in any other form in expectation of, or in connection with, this TFA or the Transaction. Each of the Offeror and Meridiam Fund IV disclaims any other representations or warranties, whether made by the Offeror or any of its Affiliates or Representatives or Meridiam Fund IV or any of its Representatives. Each of the Offeror and Meridiam Fund IV specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Subsidiaries have specifically disclaimed and do hereby specifically disclaim any such other representation and warranties. None of the representations and warranties made by the Offeror and Meridiam Fund IV in this Clause 11, as applicable, shall survive the Acceptance Time, except for the representations and warranties made in Clause 11.5.

12.	COMPANY EQUITY PLANS

(a)

The Parties acknowledge and agree that the Transaction will not have an impact on the rights of, and individual commitments to, eligible participants under the Company Equity Plans. The Parties acknowledge and agree that all rights of, and all individual commitments to, eligible participants under the respective Company Equity Plans shall be respected by the Parties in accordance with the terms and conditions of the respective Company Equity Plans and the outstanding awards thereunder existing on the date of this TFA. As a result (i) any vested options and restricted stock options awarded under the respective Company Equity Plans are exercisable in accordance with the terms and conditions of the respective Company Equity Plans; and (ii) any unvested options, restricted stock units or other awards granted under the respective Company Equity Plans shall vest in accordance with their applicable vesting schedule and will not be accelerated in connection with the Transaction. Eligible participants receiving Ordinary Shares following the exercise of any vested options. restricted stock units or other awards granted under the respective Company Equity Plans in accordance with the terms and conditions thereof prior to the Expiration Time shall have the option, to the extent permitted under applicable Laws, to tender such Ordinary Shares in the Offer and receive the Offer Consideration in accordance with Clause 3.

(b)

The Parties acknowledge and agree that the respective Company Equity Plans shall continue to apply after the Delisting. If, as a result of the Delisting, a situation arises that is not foreseen or catered for in the respective Company Equity Plans, the Parties shall as soon as practicable after the Delisting enter into reasonable and good faith discussions to, and shall procure that the relevant corporate body with respect to the respective Company Equity Plans shall take such decision to, cater for such situation and make it suitable for a company in a non-listed setting.

13.	INTERIM PERIOD

13.1	Consultation and cooperation

During the period from the date of this TFA until the earlier of the Closing Date and the date on which this TFA is validly terminated in accordance with Clause 18 (such period being referred to as the Interim Period), the Offeror and the Company shall, subject to applicable Laws, consult and cooperate with each other in respect of any relevant matters in connection with the Transaction, including on publicity and investor relations, including giving each other advance sight of any publicly and investor relations materials and taking into account each other’s reasonable comments, subject to the terms and provisions of this TFA.

13.2	Conduct of the Company during Interim Period

(a)

Subject to applicable Laws, during the Interim Period, the Company shall, and shall use all reasonable efforts to cause each of its Subsidiaries to, and the Offeror shall use all reasonable efforts to cause the Company and its Subsidiaries to:

(i)

conduct the business of the Company and the Company Group in all material respects in the ordinary course, consistent with past practice and consistent with the scope and activities of such business as at the date of this TFA; and

(ii)	refrain from taking any of the following actions, without the prior written consent of the Offeror (which shall not be unreasonably withheld, conditioned or delayed):

(A)

alter, amend, renegotiate, terminate, or otherwise change the terms and conditions of any existing related party Contract (including with E8 Partenaires or any of its Affiliates), or enter into any new related party arrangements (including with E8 Partenaires or any of its Affiliates);

(B)

create, issue, increase, acquire, reduce, repay, redeem, dispose of, pledge, Encumber, or agree to create, issue, increase, acquire, reduce, repay, redeem, dispose of, pledge or Encumber any Ordinary Shares or other equity interests, including options, in the capital of the Company or instruments convertible into Ordinary Shares other than as required under the Company Equity Plans or other Contracts to which the Company is a party as of the date of this TFA;

(C)	split, combine, subdivide, exchange or reclassify any Ordinary Shares or other equity interests, including options, in the capital of the Company or instruments convertible into Ordinary Shares;

(D)	grant, or agree to grant, any option in respect of any Ordinary Shares or other securities other than as required under the Company Equity Plans;

(E)

repay, amortise or reduce any share capital, or declare, set aside or pay any dividend or interim dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Ordinary Shares or other equity interests in the capital of the Company;

(F)	enter into, alter, amend, renegotiate, terminate or otherwise change the terms and conditions of any derivative issued or issuable by any member of the Company Group; and

(G)	agree, resolve or commit to take any of the actions set forth in (A) through (F) above.

(b)

The Offeror acknowledges and agrees that nothing in Clause 13.2(a) shall prevent the Company from taking an action (i) expressly required or permitted by this TFA; (ii) consented to by the Offeror; (iii) required for the Company or any of its Subsidiaries to comply with applicable Laws, its binding obligations under this TFA or any other agreement entered into prior to the date of this TFA, or any shareholder resolution adopted, in the implementation of this TFA; or (iv) taken in a situation that, in the reasonable opinion of at least two of the Disinterested Directors, is an emergency or a disaster and has, or would reasonably be expected to have, material adverse consequences on the Company Group or one or more members of the Company Group (an Emergency Situation), where the Company is not reasonably able to request written consent from the Offeror in a timely manner or await the Offeror’s consent in accordance with Clause 13.2(a)(ii), provided that such action is required by the Company or its relevant Subsidiary to mitigate any adverse consequences of such Emergency Situation and that at all times the Company shall use all reasonable efforts to contact the Offeror prior to taking any such action.

14.	COMPANY UNDERTAKINGS

In accordance with the terms and subject to the conditions of this TFA, the Company shall:

(a)

use all reasonable efforts that each member of the Board shall, for as long as this TFA has not been terminated pursuant to Clause 18, act and vote in his or her capacity as member of the Board in such a manner so as to give full effect to the completion of the Transaction; and

(b)	take all actions that are reasonably necessary to consummate and effect the Transaction.

15.	CONSULTATION PROCEDURE

15.1

The Parties acknowledge and agree that the Works Council has (or may have) a right of advice in respect of the Meridiam Contribution. As soon as possible after the date of this TFA, the Company shall initiate the consultation procedure with the Works Council in connection with the Meridiam Contribution (the Consultation Procedure) by submitting a request for advice to the Works Council in connection with the Meridiam Contribution. The Company shall take all action reasonably necessary to finalise and satisfy the Consultation Procedure as soon as possible after the date of this TFA. The Consultation Procedure shall be deemed completed in the following events:

(a)	the Works Council having rendered an advice permitting execution of the Meridiam Contribution or containing (a) commitment(s) accepted by the Company in accordance with Clause 15.3;

(b)	the Works Council having irrevocably and unconditionally waived in writing its right to advise in connection with the Meridiam Contribution; or

(c)

the Works Council having rendered a negative advice (including having failed to render an advice within a reasonable period of time) or a conditional advice, and (i) the Works Council having irrevocably and unconditionally waived its right to initiate legal proceedings as referred to in section 26 of the Dutch Works Councils Act; (ii) the period as set out in section 25, subsection 6, of the Dutch Works Councils Act having lapsed without the Works Council having initiated legal proceedings as referred to in section 26 of the Dutch Works Councils Act; or (iii) after the initiation of legal proceedings as referred to in section 26 of the Dutch Works Councils Act, the Netherlands Enterprise Court (Ondernemingskamer) having dismissed the Works Council’s appeal or such legal proceedings otherwise having been terminated in a manner permitting the Meridiam Contribution to proceed.

15.2

The Company and the Offeror shall consult with each other closely with a view to initiating and finalising the Consultation Procedure, and to resolve any issues in connection with the Consultation Procedure in an expeditious manner. The Company shall as soon as reasonably practicable provide the Offeror with copies of all material correspondence and inform the Offeror of the contents of any other material communications with the Works Council, and permit the Offeror to review and to provide reasonable comments on any such material communications (to which reasonable and good faith consideration shall be given). If deemed desirable by the Works Council, the Offeror may participate in meetings of the Company with the Works Council.

15.3

The Company shall closely cooperate with the Offeror to answer any questions or requests from the Works Council. If the Works Council would express any views on the Meridiam Contribution or request any commitment in connection with the Meridiam Contribution, the Company and the Offeror will carefully consider and discuss in good faith such views or requests; provided that no Party will be under any obligation to consent to or comply with any such request. The Company shall not, and shall procure that no member of the Company Group shall, make, propose or accept any commitment to the Works Council in connection with the Meridiam Contribution without the prior written consent of the Offeror, which shall not be unreasonably withheld, conditioned or delayed.

16.	SUPPORT WITHDRAWAL

(a)	The Company shall not, and shall ensure that neither the Disinterested Directors jointly nor any individual Disinterested Director shall, directly or indirectly:

(i)	withhold, withdraw, modify, amend, condition or qualify the Company Support in a manner adverse to the Offeror, Meridiam Fund IV or the Transaction, or publicly propose to do any of the foregoing;

(ii)	fail to make or include the Company Support in the Schedule 14D-9 or the Schedule 13E-3 or make any public statement inconsistent with the Company Support;

(iii)	recommend, adopt or approve, or propose publicly to recommend, adopt or approve any Alternative Proposal;

(iv)	make any public statement in connection with an Alternative Proposal; or

(v)	publicly propose to do or cause to be done any of the foregoing.

(b)

Notwithstanding anything to the contrary set forth in Clause 16(a) or elsewhere in this TFA, if at any time before the Expiration Time any material event, material development, material circumstance or material change in circumstances or facts occurs or arises after the date of this TFA that causes the Disinterested Directors to determine in good faith (after consultation with their outside legal counsel and financial advisors and after consultation with the Offeror) that the failure to make a Support Withdrawal would be inconsistent with the fiduciary duties of the Disinterested Directors under the Laws of the Netherlands, the Disinterested Directors may make a Support Withdrawal, provided, however, that the Company remains in all respects bound by this TFA and the Company shall continue to perform its obligations, agreements and covenants under this TFA. A Support Withdrawal means any of the actions prohibited by Clause 16(a).

(c)

Nothing in this Clause 16 or elsewhere in this TFA shall prohibit the Company or any Disinterested Director or other member of the Board from (i) taking and disclosing to the holders of Ordinary Shares any position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act, including, for the avoidance of doubt, in the Schedule 14D-9; (ii) making any disclosure to the holders of Ordinary Shares that is required by applicable Laws or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that any such action that would otherwise constitute a Support Withdrawal shall be made only in accordance with Clause 16(b) (it being understood and agreed that (A) any such communication that expressly reaffirms the Company Support shall be deemed not to be a Support Withdrawal; and (B) the Disinterested Directors expressing no opinion with respect to the Offer and remaining neutral toward the Offer shall be deemed not to be a Support Withdrawal).

17.	NON-SOLICITATION

(a)

During the Interim Period, the Company shall not, and shall ensure that no member of the Company Group and none of its and their respective directors, officers and advisers acting on its or their behalf (together the Relevant Persons) shall, directly or indirectly, either alone or in concert with others:

(i)

initiate, solicit, enter into, engage or have discussions or negotiations (including continuing any discussion or negotiation that might have existed on or prior to the date of this TFA) with any third party relating to, or which could reasonably be expected to lead to or result in, an Alternative Proposal;

(ii)

provide any non-public or confidential information or data relating to the Company Group or its business or assets or grant access to its books, records or personnel to any third party in relation to an Alternative Proposal; or

(iii)

approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, purchase agreement, business combination agreement, transaction framework agreement, joint-venture agreement, option agreement or similar agreement, to the extent providing for an Alternative Proposal.

(b)

The Company shall notify the Offeror promptly (and in any event within twenty-four hours) if any approach or enquiry, or any request for information, is received by it or any of its Relevant Persons from any third party in relation to an Alternative Proposal, it being understood that in any case the Company shall notify the Offeror of its knowledge of the identity of such third party, the proposed consideration, the conditions to (the making and declaring unconditional of) the Alternative Proposal and other proposed material terms of such Alternative Proposal. Following receipt of an Alternative Proposal, the Company shall continue to cooperate with and support the Transaction in accordance with the terms and conditions of this TFA.

(c)

Nothing contained in this TFA shall prohibit the Company from complying with its obligations under applicable Laws regarding disclosing the fact that an Alternative Proposal has been made, or other information required to be disclosed by applicable Laws regarding such Alternative Proposal.

18.	TERMINATION

18.1	Termination

This TFA and the rights and obligations thereunder will terminate:

(a)	if the Company and the Offeror so agree in writing;

(b)	by either the Company or the Offeror (such Party terminating being the Terminating Party) by notice in writing given by the Terminating Party to the other Parties:

(i)

in the case of a final and non-appealable Order having been issued or law, rule, regulation or statute having been enacted by any Governmental Entity of competent jurisdiction, which in any such case prohibits, renders illegal or enjoins the consummation of the Transaction in accordance with this TFA; or

(ii)

if the Offer (as it may have been extended and re-extended in accordance with the terms of this TFA) expires or is terminated in accordance with this TFA as a result of the non-satisfaction or non-waiver (to the extent that such waiver is permitted by applicable Laws) of any of the Offer Conditions; provided that (A) the Terminating Party, whether the Company or the Offeror, is not then in material breach of any terms of this TFA and has not materially failed to perform any of its obligations, agreements and covenants in accordance with the terms of this TFA; and (B) in the case of the Offeror as the Terminating Party, the Offeror has not failed to extend the Offer to the extent required by Clause 3.4;

(c)	by notice in writing given by the Company to the Offeror:

(i)

if the Offeror or Meridiam Fund IV (including Meridiam, acting in its capacity of fund manager of Meridiam Fund IV) has breached or failed to perform, as applicable, any of its obligations, agreements and covenants under this TFA, to the extent that such breach or failure to perform has not been remedied (if capable of being remedied) by the Offeror before the date that is the earlier of (A) ten Business Days after receipt by the Offeror of a written notice from the Company; and (B) three Business Days before the Long Stop Date, such that any Offer Condition would not be capable of being satisfied; provided that (I) the Company is not then in material breach of any terms of this TFA and has not materially failed to perform any of its obligations, agreements and covenants in accordance with the terms of this TFA; and (II) for the avoidance of doubt, inaccuracy of any of the representations and warranties made by the Offeror or Meridiam Fund IV in Clause 11, as applicable, shall not be a ground for termination under this Clause 18.1(c)(i); or

(ii)

(A) the Offeror fails to commence the Offer in violation of Clause 3.3; (B) the Offeror has terminated the Offer prior to the then-applicable Expiration Time; or (C) the Offeror, in violation of the terms of this TFA, fails to accept to purchase Tendered Shares; or

(d)	by notice in writing given by the Offeror to the Company:

(i)

if the Company has breached or failed to perform, as applicable, any of its obligations, agreements and covenants under this TFA, to the extent that such breach or failure to perform has not been remedied (if capable of being remedied) by the Company before the date that is the earlier of (A) ten Business Days after receipt by the Company of a written notice from the Offeror; and (B) three Business Days before the Long Stop Date, such that any Offer Condition would not be capable of being satisfied; provided that (I) the Offeror is not then in material breach of any terms of this TFA and has not materially failed to perform any of its obligations, agreements and covenants in accordance with the terms of this TFA; and (II) for the avoidance of doubt, inaccuracy of any of the representations and warranties made by the Company in Clause 10 shall not be a ground for termination under this Clause 18.1(d)(i); or

(ii)

following a Support Withdrawal; provided that any such termination must occur by the Business Day immediately prior to the earlier of (A) the Long Stop Date; or (B) the fifth Business Day following the date that the Disinterested Directors first publicly announce such Support Withdrawal.

18.2	Consequences of termination

In the event of a valid termination of this TFA by any of the Parties, this TFA shall have no force or effect, without any liability or obligation on the part of the Parties (or their respective Representatives), other than Clauses 18 through (and including) 25, as applicable, and the definitions used therein, which shall survive such termination; provided that, except as provided for in this Clause 18, the termination of this TFA shall not relieve any Party from any liability arising out of any fraud (bedrog) by such Party of any of its obligations, agreements and covenants under this TFA prior to such termination, and the aggrieved Party or Parties, as the case may be, shall have the right to assert all rights and remedies available to it/them under applicable Laws.

19.	CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS

19.1	Announcement and disclosure

(a)

The initial public statement or press release relating to this TFA and the transactions contemplated hereby shall be a press release substantially in the form as attached hereto as Schedule 2 (the Joint Announcement) issued by the Offeror and the Company, either individually or jointly in accordance with applicable Laws. Each Party shall, to the extent it is required to do so under applicable Laws, file such public announcement(s) with the SEC or the NYSE as of the date of release.

(b)

The substance of this TFA shall be disclosed in the Joint Announcement, any subsequent public announcements, the Offeror Filing, the Schedule 14D-9 and the Schedule 13E-3, in each case to the extent required by applicable Laws.

19.2	Non-disclosure

(a)

Without prejudice to the other provisions of this TFA, prior to the release of the Joint Announcement, no Party shall disclose this TFA or disclose the discussions and negotiations concerning the Transaction to any Person, including by issuing any press release, public announcement, public statement or other public disclosure with respect to this TFA or the Transaction, except:

(i)

to any actual or prospective arrangers, bookrunners, underwriters, financing providers and ratings agencies (and their respective Affiliates and their Affiliates’ respective advisers, employees, officers and agents) in connection with the Offeror’s and its Affiliates’ debt financing; or

(ii)	to the extent that it is obliged to make such a disclosure pursuant to applicable Laws.

(b)

After the release of the Joint Announcement, the Offeror and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this TFA) with respect to the Transaction or this TFA and shall not issue any such press release or public statement without the other Party’s written consent. Notwithstanding the foregoing or anything to the contrary in this TFA, (A) each of the Company and the Offeror (and any Affiliate of the Offeror) may make press releases or public announcements concerning this TFA or the Transaction that consist of information substantially similar to the information previously disclosed in previous press releases or public announcements made by the Offeror, any of its Affiliates or the

Company in compliance with this Clause 19; (B) each of the Company and the Offeror (and any Affiliate of the Offeror) may make any public statements in response to questions by the press, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist of information substantially similar to the information previously disclosed in previous press releases, public disclosures, public statements or other public disclosures made by the Offeror, any of its Affiliates or the Company in compliance with this Clause 19; (C) each of the Company and the Offeror may, without the prior consent of the other Party but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by applicable Laws; and (D) the Company may make press releases or public announcements pursuant to Clause 17(c).

(c)

In respect of disclosure in accordance with Clause 19.1(b), where possible and permitted by applicable Laws, the disclosing Party shall prior to disclosure endeavour to, on a basis reasonable under the circumstances, consult with and provide to the other Party a meaningful opportunity to review and comment on the form and contents of such disclosure and shall give due consideration to all reasonable additions, deletions or changes suggested thereto, except with respect to disclosure by the Company pursuant to Clause 17(c).

(d)

The NDA will remain in full force and effect, subject to and in accordance with its terms. In terms of any conflict with the provisions of the NDA and this Clause 19, this Clause 19 shall prevail. Notwithstanding anything to the contrary in this TFA or the NDA, the NDA shall be deemed terminated as of completion of the Delisting in relation to the Transaction only.

20.	ASSIGNMENT

20.1	No assignment

With the exception of Clause 20.2, none of the Parties can assign, delegate or transfer any of its rights or obligations under this TFA without the prior written consent of each of the other Parties, and such prohibited assignment shall be null and void. Subject to the preceding sentence, this TFA shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assignees.

20.2	Assignment to Affiliates

The Offeror is entitled to assign any and all of its continuing rights and obligations under this TFA to any of its new or existing Affiliates without requiring any further approval or cooperation of the Company. The Company hereby grants its consent and its full cooperation to such assignment (if any). In the event of such assignment, this TFA shall, insofar as it refers to the Offeror, apply mutatis mutandis to the assignee. The Offeror shall remain jointly and severally liable with the designated assignee for the proper performance of any and all obligations assigned to the designated assignee under this TFA.

21.	COSTS

Except where this TFA provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance of this TFA and any documents executed pursuant thereto.

22.	NOTICES

22.1	Form of notices

(a)	Any notice in connection with this TFA must be:

(i)	in writing;

(ii)

in English and unless there is no English version that can be made available, accompanied with an English translation. In the event of any conflict between the English text and the text in any other language, the English text shall prevail; and

(iii)	delivered by hand, fax, email, registered post, courier, writ or petition.

(b)	A notice will be effective upon receipt of such notice at the addresses mentioned in Clause 22.2 and will be deemed to have been received:

(i)	at the time of delivery, if delivered by hand, registered post, courier, writ, e-mail or petition; or

(ii)	at the time of transmission in legible form, if delivered by fax.

22.2	Notice addresses

(a)	The Offeror and Meridiam Fund IV nominate the address referred to below as its place of residence at which notices may be served for all matters in connection with this TFA:

Name: Madeleine Charging B.V.

Attention: Emmanual Rotat, Guyve Sardari

Address: Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands

Email: **@**.com / **@**.com

With a written copy to:

Name: Allen & Overy Shearman Sterling LLP

Attention: Olivier Valk / David Ingles

Address: Apollolaan 15, 1077 AB Amsterdam, the Netherlands / 1221 Avenue of the

Americas, New York, NY 10020, United States of America

Email: olivier.valk@allenovery.com / david.ingles@allenovery.com

(b)	The Company nominates the address referred to below as its place of residence at which notices may be served for all matters in connection with this TFA:

Name: Allego N.V.

Attention: the Independent Directors with a copy to the General Counsel

Address: Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands

Email: general.counsel@allego.eu

With a written copy to:

Name: NautaDutilh N.V.

Attention: Paul van der Bijl / Stefan Wissing

Address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands

Email: paul.vanderbijl@nautadutilh.com / stefan.wissing@nautadutilh.com

and

Name: Weil, Gotshal & Manges LLP

Attention: Matthew J. Gilroy / Amanda Fenster

Address: 767 5th Ave, New York, NY 10153, United States of America

Email: matthew.gilroy@weil.com / amanda.fenster@weil.com

(c)

Any Party may from time to time nominate a different place of residence or contact person by notifying each of the other Parties of that new place of residence or contact person in accordance with the terms hereof.

23.	MISCELLANEOUS

23.1	No waiver

The rights of any Party under this TFA shall not be prejudiced or restricted by any delay, indulgence or forbearance extended to any of the other Parties, as applicable, and no waiver by any Party in respect of any breach shall operate as a waiver in respect of any subsequent breach. No single or partial exercise of any right precludes any other or further exercise thereof or of any other right. Except as otherwise expressly permitted pursuant to this TFA, no provision of this TFA may be waived or extended other than by agreement between the Parties in writing.

23.2	No Rescission

To the extent permitted by applicable Laws, the Parties waive their rights, if any, to (a) in whole or in part annul, rescind or dissolve (including any ontbinding or gehele dan wel partiële ontbinding en vernietiging), or demand in legal proceedings the annulment, rescission or dissolution in whole or in part of this TFA, including on the basis of section 7:17 of the DCC; and (b) invoke section 6:228 of the DCC in the sense that an error (dwaling) shall remain for the risk and account of the party in error (dwaling) as referred to in section 6:228, subsection 2, of the DCC. Furthermore, each of the Parties waives its rights, if any, to, in whole or in part, seek the alteration of this TFA pursuant to section 6:230 of the DCC.

23.3	Further Assurances

The Parties undertake to each other to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the giving of all waivers and consents and the passing of all resolutions reasonably required to ensure that the Parties and their Representatives (if any) give effect to the provisions of this TFA.

23.4	Invalidity

If any term, covenant, provision or restriction of this TFA is or is held to be invalid, void or unenforceable by a court of competent jurisdiction or other Governmental Entity, then, so far as it is invalid, void or unenforceable, it has no effect and is deemed not to be included in this TFA. This shall not invalidate any of the remaining provisions of this TFA, to the extent that, given this TFA’s substance and purpose, such remainder is not inextricably related to the (wholly or partially) invalid, void or unenforceable provision. The Parties shall use their respective reasonable best efforts to replace any invalid, void or unenforceable provision by a valid provision, the effect of which is as close as possible to the intended effect of the invalid, void or unenforceable provision.

23.5	Third Party Rights

Save as expressly stated otherwise in this TFA, this TFA does not contain any stipulation or undertaking in favour of a third party (derdenbeding). In the event that any third-party undertaking contained in this TFA is accepted by any third party, such third party shall not become a party to this TFA. Each of Clauses 8, 9.1 through (and including) 9.4, the last three sentences of this Clause 23.5 and the last sentence of Clause 23.6 (and, in relation thereto, Clauses 24 and 25) is an irrevocable third-party undertaking for no consideration (onherroepelijk derdenbeding om niet) to each Independent Director, and regardless of whether he or she is in office or has resigned or has been dismissed; provided that after resignation or dismissal, the resigned or dismissed Independent Director(s) must assign the benefit of such undertaking to the new Independent Director(s) then serving on the Board, unless such dismissal is successfully challenged by such Independent Director(s) and each of Clauses 9.1 through (and including) 9.4 (and, in relation thereto, Clauses 24 and 25) is an irrevocable third-party undertaking for no consideration (onherroepelijk derdenbeding om niet) to each Allego Shareholder. The Parties hereby agree in advance to an assignment as referred to in the previous sentence. The Company will bear all costs and expenses relating to the enforcement by an Independent Director pursuant to this Clause 23.5.

23.6	Entire Agreement; Amendment

This TFA (including the Schedules hereto, documents referred to herein and the Company Disclosure Letter), together with the NDA, constitutes the entire agreement between and understanding of the Parties in respect of the Transaction and any preceding or concurrent oral or written agreements or arrangements between the Parties in relation thereto are hereby superseded. A variation, supplement or any amendment to this TFA is valid only if it is in writing and signed by each of the Parties and has been approved by at least two of the Disinterested Directors.

23.7	Counterparts

This TFA may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this TFA by e-mail attachment, including by .pdf, .tif, .gif, .jpg or similar attachment, or telecopy (each, an Electronic Delivery) shall be an effective mode of delivery. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact and any signature or TFA or instrument was transmitted or communicated through the use of Electronic Delivery, as a defence to the formation of a contract, and each of the Parties hereby forever waives any such defence, except to the extent that such defence relates to lack of authenticity.

23.8	Language

All demands, requests, statements, certificates or other documents or communications to be provided in connection with this TFA must be in English or accompanied by an English translation. In this case, the English translation prevails unless the document or communication is a statutory or other official document or communication.

24.	GOVERNING LAW

This TFA and the documents to be entered into pursuant to it, save as expressly otherwise provided therein, and any non-contractual obligations arising from or in connection with this TFA and such documents, shall be deemed to be made in, and in all respects shall be interpreted, construed and governed exclusively by and in accordance with the Laws of, the Netherlands, without regard to the conflict of law principles thereof.

25.	FORUM

(a)

Without prejudice to each Party’s right to commence arbitration in accordance with this Clause 25, the Parties, as applicable, shall attempt in good faith to resolve promptly any dispute arising out of or relating to this TFA by negotiation, including disputes concerning the existence, validity and termination of this TFA.

(b)

All disputes arising out of or in connection with this TFA (including any dispute as to the validity of this TFA and any disputes relating to any non-contractual obligations arising from or in connection with this TFA) shall be finally and exclusively resolved by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Netherlands (Arbitragereglement van het Nederlands Arbitrage Instituut) (the NAI Arbitration Rules), taking into account that:

(i)	the arbitral tribunal will consist of three arbitrators to be appointed in line with the NAI Arbitration Rules;

(ii)	The chairman of the arbitral tribunal must be a lawyer (advocaat) admitted to the list (tableau) of the Dutch Bar Association;

(iii)	the legal seat of the arbitration (plaats van arbitrage) will be Amsterdam, the Netherlands and any hearings will take place in the Netherlands;

(iv)	the language of the arbitration will be English;

(v)

the arbitral tribunal shall decide and make its arbitral award(s) in accordance with the rules of law (naar de regelen des rechts). The arbitral tribunal shall not assume the powers of an amiable compositeur or decide ex aequo et bono;

(vi)	the right, if any, to discovery is excluded; and

(vii)

arbitral proceedings under this Clause 25 may not be consolidated with other arbitral proceedings, whether on the basis of section 1046 of the Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering) or otherwise, except for other arbitral proceedings under this Clause 25 or in connection with any agreement or other document referred to in this TFA or its Schedules;

(c)	The Parties acknowledge that the NAI Arbitration Rules provide for arbitral summary proceedings and that any interim relief that can be granted in such proceedings can be obtained in a timely manner.

(d)

Any disputes as to whether or not a matter qualifies as a dispute which is to be resolved pursuant to Clause 25(a) or 25(b) shall be exclusively settled in accordance with arbitration pursuant to Clause 25(b).

IN WITNESS WHEREOF this TFA is signed by the Parties (or their duly authorised Representatives) on 16 June 2024.

For and on behalf of the Offeror

/s/ Emmanuel Rotat	/s/ Johannes Jendrikus Maria Duijndam
By: Opera Charging B.V.	By: Opera Charging B.V.
Title: solely authorised director By: Emmanuel Rotat	Title: solely authorised director By: Johannes Hendrikus Maria Duijndam
Title: jointly authorised director A	Title: jointly authorised director B

For and on behalf of the Company

/s/ Mathieu Bonnet
By: Mathieu Bonnet
Title: executive director / CEO

For and on behalf of Meridiam Fund IV, represented by its management company Meridiam

/s/ Emmanuel Rotat
By: Emmanuel Rotat
Title: executive director

SCHEDULE 1

OFFER CONDITIONS

Notwithstanding any other provisions of this TFA, and in addition to (and not in limitation of) the Offeror’s right and obligation to extend and amend the Offer pursuant to the provisions of this TFA, subject to any applicable rules and regulations of the SEC, the Offeror shall not be required to accept for payment, or pay for, any Tendered Share unless, as of the scheduled Expiration Time:

1.	this TFA shall not have been terminated in accordance with its terms; and

2.

no Order (whether temporary, preliminary or permanent) is issued or Enactment (whether temporary, preliminary or permanent) is made by any Governmental Entity of competent jurisdiction, which remains in force and effect and renders illegal, enjoins or prohibits the Transaction or the Offer; provided that the Offeror, Meridiam Fund IV (including Meridiam, acting in its capacity of fund manager of Meridiam Fund IV) and their respective Affiliates shall have taken all actions required under this TFA to avoid any such Order or have any such Order lifted.

SCHEDULE 2

JOINT ANNOUNCEMENT

[to be attached separately]

SCHEDULE 3

DEFINITIONS AND INTERPRETATION

1.	In this TFA, the following words and expressions shall have the following meanings:

Acceptance Time has the meaning given to it in Clause 3.5(a);

Affiliate means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; provided that, for the purposes of this TFA, any reference in this TFA to the Offeror’s Affiliates shall explicitly include Meridiam Fund IV and its Affiliates (as applicable) and exclude the Company Group;

Allego Shareholders means any holder of Ordinary Shares from time to time, other than the Offeror and any of its Affiliates;

Alternative Proposal means any written proposal, offer or indication of interest from any Person (other than the Offeror or its Affiliates), whether or not subject to conditions, relating to any transaction or series of transactions involving any direct or indirect: (a) subscription, merger, demerger, share exchange, joint venture, partnership, business combination or consolidation, or any similar transaction involving the Company or any of its Subsidiaries that, if consummated, would result in the beneficial ownership by such Person of 50% or more of the consolidated net revenues, net income or net assets (based on fair market value), including any shares of the Company’s Subsidiaries, of the Company and its Subsidiaries, taken as a whole; (b) purchase, share issuance, tender offer, exchange offer, reverse takeover, other public offer or other acquisition or transaction (including by way of subscription, merger, demerger, share exchange, joint venture, partnership, business combination, consolidation or otherwise) that, if consummated, would result in the beneficial ownership by such Person of shares representing 50% or more of the outstanding Ordinary Shares or of the issued and outstanding share capital of any of the Company’s Subsidiaries, in each case on a fully diluted basis; or (c) recapitalisation, reorganisation, liquidation, dissolution or any other similar transaction involving the Company or any of its Subsidiaries that, if consummated, would result in the beneficial ownership by such Person of 50% or more of the consolidated net revenues, net income or net assets (based on fair market value), including any shares of the Company’s Subsidiaries, of the Company and its Subsidiaries, taken as a whole; provided that the term “Alternative Proposal” will not include the Transaction;

Apollo means AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC;

Articles of Association means the articles of association (statuten) of the Company, as they apply from time to time;

Bankruptcy and Equity Exceptions has the meaning given to it in Clause 10.4;

Board means the board of directors of the Company from time to time;

Business Day means a day (other than a Saturday or Sunday) on which banks are generally open in the Netherlands, France and the United States of America for normal business;

Closing has the meaning given to it in Clause 3.5(a);

Closing Date has the meaning given to it in Clause 3.5(a);

Company has the meaning given to it in the beginning of this TFA;

Company Disclosure Letter has the meaning given to it in Clause 10.1;

Company Equity Plans means the Company LTIP and the Company MIP in place at the date of this TFA;

Company Group means the Company and its Subsidiaries;

Company LTIP means the Allego N.V. long-term incentive plan, as adopted by the Board on 20 December 2022;

Company Material Adverse Effect means any change, event, occurrence, fact, condition, circumstance, effect or development that, individually or taken together with all such other changes, events, occurrences, facts, conditions, circumstances, effects or developments, has or would reasonably be expected to have a material adverse effect on the business, assets, cash flow, liabilities, financial condition or results of operations of the Company Group, taken as a whole; provided that none of the following, alone or in combination, shall be deemed to constitute or be considered in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur:

(a)

general economic conditions (or changes in such conditions) in the United States of America, the Netherlands or any other country or region in the world in which the Company or any of its Subsidiaries conduct business, including any adverse development regarding the European Union, one or more of its member states (including one or more member states leaving or being forced to leave the European Union) and the Eurozone (including one or more member states leaving or being forced to leave the Eurozone), or conditions (or changes in such conditions) in the global economy in general;

(b)	changes in any financial, debt, credit, capital, banking or securities markets or conditions;

(c)	changes in interest, currency or exchange rates or in the price of any commodity, security or market index;

(d)

changes in applicable Laws (or the enforcement or interpretation thereof), changes in IFRS or other applicable accounting standards, and changes in stock exchange rules or listing standards, including the NYSE Regulation (or the enforcement or interpretation thereof);

(e)	changes in the industries in which the Company or any of its Subsidiaries operate;

(f)

a change in the market price, trading volume or ratings of any securities or indebtedness of the Company or any of its Subsidiaries, any change or prospective change of the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to the Company or any of its Subsidiaries (it being understood that the underlying facts and circumstances giving rise to any such change or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur);

(g)

the continuation, occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war;

(h)

the execution of this TFA or the announcement or pendency of the Transaction or any part thereof (such as the Offer or the Delisting), including by reason of the identity of the Company or the Offeror, further including the impact thereof on the relationships, contractual or otherwise, of the Company and any of its Subsidiaries with employees, customers, suppliers, vendors, landlords or partners;

(i)

any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, targets, forecasts or revenue or earnings predictions (it being understood that the underlying facts and circumstances giving rise to any such failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur);

(j)

any effect resulting from any act or omission of the Offeror, whether before or after the date of this TFA, including any action taken by the Company or any of its Subsidiaries with the Offeror’s written consent or at Offeror’s direction (or not taken where the Offeror has withheld its consent) or compliance by the Company with the terms of, or the taking of any action required by, this TFA;

(k)

the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity;

(l)	any action brought or threatened by Allego Shareholders (whether on behalf of the Company or otherwise) relating to this TFA or the Transaction or any part thereof;

(m)	a breach of this TFA or applicable Laws by the Offeror or Meridiam Fund IV; and

(n)

any change, event, occurrence, fact, condition, circumstance, effect or development (including but not limited to litigation) that is known to the Offeror as of the date of this TFA, including as disclosed through the Due Diligence Information;

provided that, with respect to (a), (b), (c), (d), (e), (g) and (k) if any such change, event, occurrence or effect disproportionately affects the Company Group, taken as a whole, compared to other similarly situated companies, then, to the extent not otherwise excluded from the definition of Company Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect;

Company MIP means the Allego N.V. management incentive plan, as adopted by the Board and the Company’s compensation committee on 20 April 2022;

Company SEC Documents has the meaning given to it in Clause 10.5(a);

Company Support has the meaning given to it in Clause 6.1;

Consultation Procedure has the meaning given to it in Clause 15.1;

Contract means any agreement (overeenkomst) to which a Person is a party, and any amendments thereto;

Conversion Event has the meaning given to it in Clause 5.3(c)(vi);

Convertible Bonds has the meaning given to it in Clause 5.2(c);

DCC has the meaning given to it in preamble (F) of this TFA;

Delisting has the meaning given to it in preamble (G) of this TFA;

Deregistration has the meaning given to it in preamble (G) of this TFA;

Disinterested Directors has the meaning given to it in preamble (F) of this TFA;

Due Diligence Information has the meaning given to it in preamble (E) of this TFA;

Dutch Corporate Governance Code means the Dutch corporate governance code, dated 20 December 2022;

E8 Partenaires means E8 Partenaires, a French société par actions simplifiée, with its registered office located at 75 avenue des Champs-Elysées, 75008 Paris, France, registered with the Paris Trade and Companies Register under number 440 366 334;

Electronic Delivery has the meaning given to it in Clause 23.7;

Emergency Situation has the meaning given to it in Clause 13.2(a)(ii);

Enactment means any law, regulation, statute, constitution, resolution, ordinance, decree, injunction, decision or other rule or order that has been enacted by any Governmental Entity from time to time;

Encumbrances or to Encumber means a mortgage, charge, pledge, lien, option right, right of retention, right of pre-emption or other encumbrance or security interest of any kind;

Exchange Act means the U.S. Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the SEC promulgated under such act;

Expiration Time has the meaning given to it in Clause 3.4;

Fairness Opinion has the meaning given to it in Clause 6.2(a);

Faolan Affiliate has the meaning given to it in Clause 5.1(a);

Faolan Contribution has the meaning given to it in Clause 5.1(b);

Final Tranche has the meaning given to it in Clause 5.3(c)(iii)(C);

First Tranche has the meaning given to it in Clause 5.3(c)(iii)(A);

Governmental Entity means the European Union, the United States of America or any national, provincial, local or foreign governmental or other regulatory authority, agency, commission, court, arbitral tribunal or other legislative, executive or judicial governmental entity;

IFRS means the accounting principles and practices of the International Accounting Standards Board;

Independent Directors means the independent non-executive directors of the Board, who are independent from the Company, the Offeror and its Affiliates within the meaning of the Dutch Corporate Governance Code (disregarding for these purposes the ‘group exemption’ of best practice provision 2.1.8(vii) of the Dutch Corporate Governance Code and irrespective of whether the Dutch Corporate Governance Code applies to the Company at that time);

Interim Period has the meaning given to it in Clause 13.1;

IRR has the meaning given to it in Clause 5.3(c)(viii);

Issuance Date has the meaning given to it in Clause 5.3(c)(ii);

Joint Announcement has the meaning given to it in Clause 19.1(a);

Law means any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (or under the authority of NYSE or another stock exchange), including (in each case to the extent applicable) the Exchange Act, the NYSE Regulation and the DCC;

Liquidity Event means a minority or majority auction sale process of Ordinary Shares organised by the Offeror or its Affiliates on a best-efforts basis, or an initial public offering of Ordinary Shares following the Delisting organised by the Company with the Offeror’s assistance on a best-efforts basis;

Long Stop Date means 90 days from the Offer Commencement Date;

Maturity Date has the meaning given to it in Clause 5.3(c)(viii);

Meridiam has the meaning given to it in the beginning of this TFA;

Meridiam Contribution has the meaning given to it in Clause 5.2(b);

Meridiam Fund IV has the meaning given to it in the beginning of this TFA;

Minimum IRR Amount has the meaning given to it in Clause 5.3(c)(viii);

NAI Arbitration Rules has the meaning given to it in Clause 25(b);

NDA has the meaning given to it in preamble (D) of this TFA;

NYSE has the meaning given to it in preamble (A) of this TFA;

NYSE Regulation means the rules and regulations of the NYSE, as amended from time to time;

Offer has the meaning given to it in preamble (G) of this TFA;

Offer Commencement Date has the meaning given to it in Clause 3.3;

Offer Conditions means the conditions precedent (opschortende voorwaarden) to the Offer, set forth in Schedule 1;

Offer Consideration has the meaning given to it in Clause 3.1(a);

Offer Documents has the meaning given to it in Clause 3.6(a);

Offeror has the meaning given to it at the beginning of this TFA;

Offeror Filing has the meaning given to it in Clause 3.6(a);

Order means any order, ruling, decision, stay, judgment, writ, injunction, decree, award or other determination that has been issued by any Governmental Entity from time to time;

Ordinary Shares means the issued and outstanding ordinary shares in the capital of the Company from time to time, with a nominal value of EUR 0.12 each;

Parties and Party have the meanings given to them in the beginning of this TFA;

Person means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof;

Project Faolan has the meaning given to it in Clause 5.1(a);

Relevant Persons has the meaning given to it in Clause 17(a);

Representatives means, when used with respect to any Person, such Person’s (or such Person’s Affiliates’) directors, officers, employees, consultants, accountants, legal advisers, investment bankers or other financial or professional advisers, agents and other representatives of such Person and/or its Affiliates;

Schedule TO has the meaning given to it in Clause 3.6(a);

Schedule 13E-3/TO has the meaning given to it in Clause 3.6(a);

Schedule 13E-3 has the meaning given to it in Clause 3.6(a)

Schedule 14D-9 has the meaning given to it in Clause 3.7(b)(i);

SEC means the United States Securities and Exchange Commission;

Second Tranche has the meaning given to it in Clause 5.3(c)(iii)(B);

Securities Act means the U.S. Securities Act of 1933, as amended from time to time, and the rules and regulations of the SEC promulgated under such act;

Shares has the meaning given to it in preamble (G) of this TFA;

Stockholder List Date has the meaning given to it in Clause 3.7(a);

Subsidiary means, with respect to any Person, any subsidiary (dochtermaatschappij) within the meaning of section 2:24a of the DCC;

Support Withdrawal has the meaning given to it in Clause 16(b);

Tag Buyer has the meaning given to it in Clause 9.3(b)(i);

Tag Notice has the meaning given to it in Clause 9.3(b)(i);

Tag Option has the meaning given to it in Clause 9.3(b)(i);

Tag Period has the meaning given to it in Clause 9.3(b)(i);

Tag Sale Price has the meaning given to it in Clause 9.3(b)(i);

Tag Sale Terms has the meaning given to it in Clause 9.3(b)(i);

Tag Shares has the meaning given to it in Clause 9.3(b)(i);

Tax means all forms of tax, duties, imposts and levies, of any nature, country or jurisdiction whatsoever, whether arising by way of a primary liability or by way of a secondary liability, including income tax (including income tax or amounts equivalent to or in respect of income tax required to be deducted or withheld from or accounted for in respect of any payment), corporation tax, advance corporation tax, corporate income tax, advance corporation tax, capital gains tax, capital tax, dividend (withholding) tax, environmental tax, inheritance tax, value added tax, wealth tax, real estate transfer tax, any liability for repayment of unlawful state aid in relation to tax, customs and other import or export duties, excise duties, stamp duty, reserve tax, bank levy, wage tax, social security or other similar contributions, and any interest, penalty, surcharge or fine relating thereto;

Tendered Shares has the meaning given to it in Clause 3.1(a);

Terminating Party has the meaning given to it in Clause 18.1(b);

TFA means this transaction framework agreement between the Company, the Offeror and Meridiam Fund IV;

Third Party Sale has the meaning given to it in Clause 9.3(b)(i);

Tranche has the meaning given to it in Clause 5.3(c)(iii);

Transaction has the meaning given to it in preamble (G) of this TFA;

Transferring Shareholder has the meaning given to it in Clause 9.3(b)(i); and

Works Council means the Dutch works council of Allego B.V., a wholly-owned Subsidiary of the Company.

2.	References in this TFA to:

(a)	the words “hereof”, “herein”, “hereto”, and “hereunder” and words of similar import shall refer to this TFA as a whole and not to any particular provision of this TFA;

(b)	defined terms in the singular shall have comparable meaning when used in the plural, and vice versa;

(c)	the terms “Euro” and “EUR” and the symbol “€” shall mean the Eurozone euro;

(d)	the term “USD” and the symbol “$” shall mean the U.S. dollar;

(e)

“knowledge of the Company” or any similar expression, such expression shall include the knowledge of the Disinterested Directors, and the knowledge any such persons should have had after due and careful enquiry with the Company Group and its business;

(f)	all pronouns and any variations thereof refer to the masculine, feminine or neuter, single or plural, as the context may require;

(g)

any periods of days (without explicit reference to Business Days) shall be deemed to be the relevant number of calendar days unless otherwise specified, and, if any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day;

(h)	the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other things extends, and such phrase shall not mean simply “if”;

(i)	the word “or” shall not be exclusive;

(j)	the words “written” or “in writing” include in electronic form;

(k)	the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;

(l)

statutes, acts and the like of whatever jurisdiction shall include any modification, re-enactment or extension thereof and any orders, regulations, instruments or other subordinate legislation made thereunder in force from time to time;

(m)	Clauses shall be to clauses of this TFA;

(n)	Schedules shall be to schedules to this TFA; and

(o)	paragraphs shall be to paragraphs of the Schedules.